INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDING June 30, 2007

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(millions of C$)	2007	2006
Assets		(restated -
Current		see notes 1 and 2)
Cash and cash equivalents	104	103
Accounts receivable	1,217	1,116
Inventories	142	185
Prepaid expenses	26	25
Held-for-trading securities (note 1)	270	-
Assets of discontinued operations (note 2)	344	786
	2,103	2,215

Accrued employee pension benefit asset	46	50
Other assets	279	284
Goodwill (note 3)	1,456	1,522
Property, plant and equipment	17,408	17,390
	19,189	19,246
Total assets	21,292	21,461

Liabilities
Current
Bank indebtedness	46	39
Accounts payable and accrued liabilities (notes 4, 6 and 7)	2,130	2,472
Income and other taxes payable	381	412
Liabilities of discontinued operations (note 2)	203	257
	2,760	3,180

Deferred credits	51	59
Asset retirement obligations (note 4)	1,777	1,848
Other long-term obligations (note 7)	133	157
Long-term debt (note 8)	4,948	4,560
Future income taxes	4,406	4,350
	11,315	10,974

Contingencies and commitments (note 13)
Shareholders' equity
Common shares (note 5)	2,434	2,533
Contributed surplus	64	67
Cumulative foreign currency translation	(1,894)	(1,204)
Retained earnings	4,756	4,584
Accumulated other comprehensive income (notes 1 and 12)	1,857	1,327
	7,217	7,307
Total liabilities and shareholders' equity	21,292	21,461

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
(millions of C$	June 30		June 30
except per share amounts)	2007	2006	2007	2006
		(restated -		(restated -
Revenue		see note 2)		see note 2)
Gross sales	2,290	2,230	4,476	4,791
Hedging (gain) loss	(21)	(15)	(67)	(25)
Gross sales, net of hedging	2,311	2,245	4,543	4,816
Less royalties	385	426	730	836
Net sales	1,926	1,819	3,813	3,980
Other	41	27	74	55
Total revenue	1,967	1,846	3,887	4,035

Expenses
Operating	451	420	953	814
Transportation	53	45	109	103
General and administrative	53	55	113	115
Depreciation, depletion and amortization	565	472	1,159	968
Dry hole	113	19	213	83
Exploration	59	53	129	117
Interest on long-term debt	50	43	97	87
Stock-based compensation (note 6)	43	(46)	85	-
Gain on held-for-trading financial instruments (note 1)	(63)	-	(26)	-
Other	(7)	48	(22)	72
Total expenses	1,317	1,109	2,810	2,359
Income from continuing operations before taxes	650	737	1,077	1,676
Taxes
Current income tax	113	189	286	521
Future income tax	163	(49)	148	364
Petroleum revenue tax	73	64	141	149
	349	204	575	1,034
Net income from continuing operations	301	533	502	642
Net income from discontinued operations (note 2)	249	153	568	241
Net income	550	686	1,070	883

Per common share (C$)
Net income from continuing operations	0.29	0.48	0.48	0.58
Diluted net income from continuing operations	0.28	0.47	0.47	0.57
Net income from discontinued operations	0.24	0.14	0.54	0.22
Diluted net income from discontinued operations	0.24	0.14	0.53	0.21
Net income	0.53	0.62	1.02	0.80
Diluted net income	0.52	0.61	1.00	0.78
Average number of common shares outstanding (millions)	1,040	1,098	1,046	1,098
Diluted number of common shares outstanding (millions)	1,066	1,127	1,072	1,129

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)
	Three Months Ended		Six Months Ended
	June 30		June 30
(millions of C$)	2007	2006	2007	2006
Net income	550	686	1,070	883
Foreign currency translation (1)	426	239	507	224
Mark to market gains and (losses) on derivatives designated as cash flow hedges
Unrealized gains (losses) arising during the period (2)	14	-	(14)	-
Realized gains recognized in net income (3)	(14)	-	(45)	-
	-	-	(59)	-
Other comprehensive income (loss)	426	239	448	224
Comprehensive income	976	925	1,518	1,107
1 Includes net investment hedging loss of $92 million and $104 million for the three and six months ended
June 30, 2007 respectively (2006 - $51 million and $55 million respectively)
2 Three and six months ended June 30, 2007 net of tax of $4 million and ($11) million
3 Three and six months ended June 30, 2007 net of tax of $5 million and $20 million

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)
	Three Months Ended		Six Months Ended
	June 30		June 30
(millions of C$)	2007	2006	2007	2006
Common shares
Balance at beginning of period	2,499	2,610	2,533	2,609
Issued on exercise of stock options	4	3	7	4
Shares purchased for cancellation	(69)	(7)	(106)	(7)
Balance at end of period	2,434	2,606	2,434	2,606
Contributed surplus
Balance at beginning of period	66	69	67	69
Purchase of common shares	(2)	-	(3)	-
Balance at end of period	64	69	64	69
Cumulative foreign currency translation
Balance at beginning of period	(1,280)	(1,363)	(1,204)	(1,413)
Current period foreign currency translation	(614)	(123)	(690)	(73)
Balance at end of period	(1,894)	(1,486)	(1,894)	(1,486)
Retained earnings
Balance at beginning of period	4,850	3,513	4,584	3,316
Transitional adjustment on adoption of new accounting policies (note 1)	-	-	7	-
Net income	550	686	1,070	883
Common Share Dividends	(91)	(82)	(91)	(82)
Purchase of common shares	(553)	(47)	(814)	(47)
Balance at end of period	4,756	4,070	4,756	4,070
Accumulated other comprehensive income
Balance at beginning of period	1,431	1,133	1,327	1,148
Transitional adjustment on adoption of new accounting policies (note 1)	-	-	82	-
Other comprehensive income	426	239	448	224
Balance at end of period	1,857	1,372	1,857	1,372

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2007	2006	2007	2006
		(restated -		(restated -
Operating		see note 2)		see note 2)
Net income from continuing operations	301	533	502	642
Items not involving cash (note 11)	737	379	1,450	1,333
Exploration	59	53	129	117
	1,097	965	2,081	2,092
Changes in non-cash working capital	(178)	(144)	(93)	(72)
Cash provided by continuing operations	919	821	1,988	2,020
Cash provided by discontinued operations	80	177	100	394
Cash provided by operating activities	999	998	2,088	2,414
Investing
Corporate acquisitions	-	-	-	(66)
Capital expenditures
Exploration, development and corporate	(919)	(925)	(2,238)	(2,167)
Acquisitions	-	-	(4)	(1)
Proceeds of resource property dispositions	16	-	16	2
Changes in non-cash working capital	(356)	(169)	(317)	11
Discontinued operations	489	137	729	168
Cash used in investing activities	(770)	(957)	(1,814)	(2,053)
Financing
Long-term debt repaid	(459)	(773)	(1,035)	(3,448)
Long-term debt issued	820	568	1,776	3,250
Common shares purchased	(624)	(54)	(921)	(54)
Common share dividends	(91)	(82)	(91)	(82)
Deferred credits and other	12	(7)	(6)	(34)
Cash used in financing activities	(342)	(348)	(277)	(368)
Effect of translation on foreign currency cash and cash equivalents	(2)	(5)	(3)	9
Net increase (decrease) in cash and cash equivalents	(115)	(312)	(6)	2
Cash and cash equivalents, beginning of period	173	444	64	130
Cash and cash equivalents, end of period	58	132	58	132

See accompanying notes.

                  NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                (Unaudited)
               (tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Financial Report for the year ended December 31, 2006.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2006, except for the following:

a) Changes in Accounting Policies

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instruments Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). As required by the standards prior periods have not been restated except to reclassify the foreign currency translation adjustment and related net investment hedges as described under Comprehensive Income and Equity.

Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities “held-for-trading” are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets “held-to-maturity”, “loans and receivables”, and financial liabilities “other financial liabilities” are, as appropriate, subsequently amortized using the effective interest rate method.

Cash equivalents are classified as “held-for-trading” and are measured at carrying value which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as “loans and receivables”. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as “other financial liabilities”.

Financial instruments that are derivative contracts are considered “held-for-trading” unless they are designated as a hedge.

Hedges

The Company may use derivative instruments to manage commodity price, foreign exchange and interest rate risk. The Company may choose to designate derivative instruments as hedges.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item.

Fair value hedges – Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value. Changes in the fair value of both the hedging and hedged item are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income, net of tax. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

Comprehensive Income and Equity

Section 1530 provides for a new statement of Comprehensive Income and establishes accumulated other comprehensive income (AOCI) as a separate component of shareholders’ equity. The statement of Comprehensive Income reflects the changes in AOCI in the period. Changes in AOCI are comprised of changes in the fair value of financial instruments designated as cash flow or net investment hedges, to the extent they are effective, and foreign currency translation gains or losses arising from the translation of the Company’s self-sustaining foreign operations.

The Company’s operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), UK pounds sterling (UK£) and Norwegian kroner (NOK), respectively and translated to the Company’s functional currency US dollars (US$) using the current rate method. The translation of self-sustaining foreign operations into the Company’s functional currency is recorded in other comprehensive income. The effect of translating the financial statements from the Company’s functional currency US$ into its presentation currency C$ continues to be included in a separate component of shareholder’s equity described as cumulative foreign currency translation.

Initial Adoption of Standards

These accounting standards require prospective adoption with the exception of the translation of self-sustaining foreign operations and the related impact of net investment hedges. Accordingly the prior period cumulative foreign currency translation and AOCI balances have been restated as follows:

	As at December 31,		As at June 30,	Three months ended,	Six months ended,
Increase (decrease)	2006	2005	2006	June 30, 2006	June 30, 2006
Cumulative foreign currency translation	(1,327)	(1,148)	(1,372)	(239)	(224)
Accumulated other comprehensive income	1,327	1,148	1,372	239	224

Section 3855 requires that embedded derivatives be recognized by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date to recognize embedded derivatives. No adjustments were required for embedded derivatives on the adoption of this standard.

On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007 all of Talisman’s derivative contracts were designated as hedges.

The adjustment required to the January 1, 2007 balance sheet to implement the change in accounting standards is as follows:

                  NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                (Unaudited)
               (tabular amounts in millions of Canadian dollars (“$”) except as noted)

Impact increase/(decrease)	January 1, 2007
To recognize mark-to-market gains and losses on cash flow hedges
Accounts receivable	122
Accounts payable and accrued liabilities	11
Other long-term obligations	(12)
Future income tax liabilities	34
Retained earnings	7
Accumulated other comprehensive income	82
To include unamortized transaction costs with long-term debt
Long-term debt	(41)
Other assets	(41)
To revalue hedged debt as part of fair value hedges
Long-term debt	(14)
Other long-term obligations	14

Also effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Accounting Changes (1506). This standard requires that changes in accounting policy may be made only if they result in more reliable and relevant information. Accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively.

The Canadian Accounting Standards Board (AcSB) issued two new Sections in relation to financial instruments: Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. Both sections will become effective for Talisman’s 2007 year-end disclosure and will require increased disclosure regarding financial instruments.

The AcSB issued Section 1535, Capital Disclosures. This standard requires disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital. This standard will be effective for Talisman’s 2007 year-end disclosure.

b) Reclassification

During the first quarter, the Company reclassified inventory that is expected to be capitalized when consumed, from inventory to other long-term assets, with prior period balances reclassified accordingly. The impact on the December 31, 2006 Consolidated Balance Sheet is an increase of $182 million to other assets and a decrease of $182 million to inventories.

2.  Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative periods for both North America and UK segments have been restated.

United Kingdom

During the second quarter of 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in the UK for proceeds of $392 million.  These sales closed in the fourth quarter of 2006 for a gain of $209 million net of tax ($nil). Also, during the fourth quarter of 2006, Talisman entered into an agreement to dispose of additional non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007.  Completion is expected in the fourth quarter of 2007.  The proceeds of sale will be adjusted for net cash flow from the properties from January 1, 2007 until closing.

North America

During 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million.  These sales closed in the second and third quarters of 2006 for combined gains of $147 million, net of tax of $61 million. Also during 2006, Talisman announced its intention to sell its 1.25% indirect interest in Syncrude Canada. The sale closed in the first quarter of 2007 for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million.

During the fourth quarter of 2006, Talisman announced plans to sell oil and gas producing assets in Western Canada. These sales closed in the second quarter of 2007 for proceeds of $516 million resulting in a gain of $203 million, net of tax of $82 million.

During the second quarter of 2007, Talisman entered into agreements to sell additional oil and gas producing assets in Western Canada, which are expected to close in the third quarter.

	For the three months ended June 30,
	North America		United Kingdom		Total
	2007	2006	2007	2006	2007	2006
Revenue
Gross sales [1]	71	128	60	151	131	279
Royalties	17	28	8	12	25	40
Revenues, net of royalties	54	100	52	139	106	239
Expenses
Operating, marketing and general	7	26	16	19	23	45
Interest	-	2	-	3	-	5
Depreciation, depletion and amortization	4	28	3	27	7	55
Income from discontinued operations before income taxes	43	44	33	90	76	134
Taxes	12	13	18	46	30	59
Gain on disposition, net of tax of $82 million	203	78	-	-	203	78
Net income from discontinued operations	234	109	15	44	249	153
1.	Gross sales includes $12 million and $21 million in 2007 and 2006, respectively, of other revenue related to tariff and pipeline income.

	For the six months ended June 30,
	North America		United Kingdom		Total
	2007	2006	2007	2006	2007	2006
Revenue
Gross sales [1]	143	284	143	326	286	610
Royalties	34	63	17	26	51	89
Revenues, net of royalties	109	221	126	300	235	521
Expenses
Operating, marketing and general	19	50	37	43	56	93
Interest	-	6	-	7	-	13
Depreciation, depletion and amortization	24	59	4	66	28	125
Income from discontinued operations before income taxes	66	106	85	184	151	290
Taxes	19	31	44	96	63	127
Gain on disposition, net of tax of $115 million	480	78	-	-	480	78
Net income from discontinued operations	527	153	41	88	568	241
1.	Gross sales includes $26 million and $38 million in 2007 and 2006, respectively, of other revenue related to tariff and pipeline income.

	As at June 30, 2007			As at December 31, 2006
	North	United		North	United
	America	Kingdom	Total	America	Kingdom	Total
Assets
Current assets	10	29	39	29	30	59
Property, plant and equipment, net	62	208	270	450	213	663
Goodwill	8	27	35	35	29	64
Total assets	80	264	344	514	272	786
Liabilities
Current liabilities	3	21	24	8	53	61
Asset retirement obligation	7	75	82	18	78	96
Future income taxes	-	97	97	-	100	100
Total liabilities	10	193	203	26	231	257
Net assets of discontinued operations	70	71	141	488	41	529

3.  Goodwill

Continuity of goodwill	Six months ended	12 months ended
	June 30, 2007	December 31, 2006
		(restated, see note 2)
Balance, beginning of period [1]	1,522	1,413
Foreign currency translation effect [2]	(66)	109
Balance, end of period [1]	1,456	1,522
1.At June 30, 2007, $35 million (December 31, 2006 - $64 million; January 1, 2006 - $91 million) has been reclassified to assets of discontinued operations.
2.	Effect of discontinued operations on foreign currency translation is $2 million ($9 million for year ended December 31, 2006).

Goodwill has no tax basis.

4.  Asset Retirement Obligations (ARO)

	Six months ended	12 months ended
Continuity of ARO	June 30, 2007	December 31, 2006 (restated, see note 2)
Balance, beginning of period [1], 2	1,879	1,234
Liabilities incurred during period	-	324
Liabilities settled during period	(17)	(51)
Accretion expense	52	74
Revisions in estimated future cash flows	-	171
Foreign currency translation	(106)	127
Balance, end of period [1], 2	1,808	1,879
1.
Included in December 31, 2006 and June 30, 2007 liabilities are $31 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,848 million and $1,777 million respectively.

2.	At June 30, 2007, $82 million (December 31, 2006 - $96 million; January 1, 2006 - $114 million) has been reclassified to assets of discontinued operations.

5.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Six months ended		12 months ended
Continuity of common shares	June 30, 2007		December 31, 2006
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,063,928,405	2,533	1,098,783,945	2,609
Issued on exercise of options	319,950	7	438,860	8
Purchased during the period	(44,494,100)	(106)	(35,294,400)	(84)
Balance, end of period	1,019,754,255	2,434	1,063,928,405	2,533

In March 2007, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the normal course issuer bid was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. During the first six months of 2007, the Company repurchased 44,494,100 common shares for a total cost of $923 million (2006 – 3,000,000 shares). Of the total purchased year-to-date, 28,980,700 common shares were purchased under the March 2007 NCIB and the remaining 15,513,400 common shares were purchased under the Company’s previous NCIB.

Subsequent to June 30, 2007, 161,550 stock options were exercised for shares, resulting in 1,019,915,805 shares outstanding at July 31, 2007.

6.  Stock Option Plans

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Cash Unit plans are similar except that the holder does not have the right to purchase the underlying share of the Company.

	Six months ended		12 months ended
Continuity of stock options	June 30, 2007		December 31, 2006
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	options	exercise price ($)
Outstanding, beginning of period	63,921,148	10.79	64,485,717	8.71
Granted during the period	11,930,015	20.34	10,496,690	19.67
Exercised for common shares	(319,950)	6.34	(438,860)	6.55
Exercised for cash payment	(8,905,601)	7.65	(9,439,024)	6.12
Forfeited	(327,245)	16.86	(1,183,375)	15.04
Outstanding, end of period	66,298,367	12.93	63,921,148	10.79
Exercisable, end of period	29,102,786	7.10	27,606,033	6.45

	Six months ended		12 months ended
Continuity of cash units	June 30, 2007		December 31, 2006
	Number of	Weighted-average	Number of	Weighted-average
	units	exercise price ($)	units	exercise price ($)
Outstanding, beginning of period	8,352,328	12.68	7,351,065	9.90
Granted during the period	2,677,070	20.26	2,107,215	19.67
Exercised	(705,920)	7.33	(1,006,652)	6.61
Forfeited	(36,025)	17.17	(99,300)	16.44
Outstanding, end of period	10,287,453	15.00	8,352,328	12.68
Exercisable, end of period	2,752,973	7.44	2,411,293	6.93

Stock-based Compensation

For the three months ended June 30, 2007, the Company paid cash of $83 million (2006 - $40 million) to employees in settlement of fully accrued liabilities and recorded stock-based compensation expense of $43 million (2006 - $46 million recovery) relating to its stock option and cash unit plans.

For the six months ended June 30, 2007, the Company paid cash of $131 million (2006 - $108 million) to employees in settlement of fully accrued liabilities and recorded stock-based compensation expense of $85 million (2006 - $nil) relating to its stock option and cash unit plans.

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Average exercise price	$21.91	$21.80	$21.29	$21.97
Average grant price	$7.85	$6.36	$7.63	$6.19
Average gain per exercise	$14.06	$15.44	$13.66	$15.78
Number of options and cash units exercised	5,915,982	2,106,788	9,611,521	6,828,278
Cash expense ($millions)	83	40	131	108

Of the combined mark-to-market liability for stock option and cash unit plans of $542 million as at June 30, 2007 (December 31, 2006 - $596 million), $539 million (December 31, 2006 - $554 million) is included in accounts payable and accrued liabilities.

7.  Other Long-Term Obligations

	June 30, 2007	December 31, 2006
Pensions and other post retirement benefits	54	51
Mark-to-market liability for stock-based compensation	3	42
Commodity price derivative contracts (note 9)	13	(3)
Interest rate derivative contracts (notes 8 and 9)	19	-
Discounted obligations on capital leases[1]	35	37
Other	9	30
	133	157
1.	Of the total discounted liability of $38 million (December 31, 2006 - $43 million), $3 million (December 31, 2006 - $6 million) is included in accounts payable and accrued liabilities.

8.           Long-Term Debt

	June 30, 2007	December 31, 2006
Bank Credit Facilities	1,793	494
Debentures and Notes (unsecured)
US$ denominated (US$2,334 million, 2006 - US$2,519 million)	2,486	2,937
Canadian $ denominated	174	559
£ denominated (£250 million)	533	570
	4,986	4,560
Unamortized transaction costs	(38)	-
	4,948	4,560

Upon adoption of CICA 3855 on January 1, 2007 (see note 1), unamortized transaction costs related to long-term debt that were previously included in other assets are now included in the carrying value of long-term debt. In addition, a portion of the value of the Company’s debt is hedged and as such is re-measured at fair value each reporting period (see notes 1 and 9). The adjustment to fair value at June 30, 2007 increased the carrying value of debt by $4 million. Prior periods are not retroactively restated for the adoption of the new standards.

During the second quarter, the Company negotiated increases in the amounts available under its revolving credit facilities with several of its banks to an aggregate of $2,731 million (December 31, 2006 - $2,018 million).  The Company also repaid the US$175 million 7.125% notes on maturity, as well as $10 million of its US$ denominated notes.

9.  Financial Instruments

Carrying Value and Estimated Fair Value of Financial Instruments

Asset (liability) at	June 30, 2007			December 31, 2006
	Carrying Value	Fair Value	Unrecognized Gain/(Loss)	Carrying Value	Fair Value	Unrecognized Gain/(Loss)
Long-term debt	(4,948)	(4,911)	37	(4,560)	(4,436)	124
Discounted obligations under capital leases	(35)	(35)	-	(37)	(37)	-
Securities held-for-trading	270	270	-	-	-	-
Cross currency and interest rate swaps	4	4	-	-	(14)	(14)
Natural gas derivatives	31	31	-	-	55	55
Crude oil derivatives	(40)	(40)	-	(39)	10	49

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at June 30 for instruments having the same term and risk characteristics. Discounted obligations under capital leases are valued at amortized cost using the effective interest rate method.  Securities held-for-trading are valued based on market quotations as at June 30, 2007; thus carrying value approximates fair value. Fair values for interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at June 30. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on option pricing models using forward pricing curves and implied volatility as at June 30, as appropriate.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values.

Commodity Price Derivative Contracts

A portion of the Company’s outstanding commodity price derivative contracts at June 30, 2007 have been designated as hedges of the Company’s anticipated future commodity sales. For new commodity price derivative contracts entered into since January 1, 2007 the company has elected not to designate these as cash flow hedges and consequently these derivatives have been classified as held-for-trading.

At June 30, 2007, $70 million was included in accounts receivable, $43 million in accounts payable and $13 million in other long-term obligations related to the fair value of commodity price derivative contracts. For the six months ended June 30, 2007, the ineffective portion of derivatives designated as cash flow hedges that was recognized in net income was a loss of $1 million. The Company also recorded unrealized gains of $1 million on its held-for-trading commodity price derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement, net of tax, is included in accumulated other comprehensive income and is being realized as a hedging gain in net income over the period ending December 31, 2007, the term of the original hedge.

The Company had the following commodity price derivative contracts outstanding at June 30, 2007:

Commodity Contracts designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Cash flow	2007 Jul-Dec	5,707	40.31	(36)
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63	(7)
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00	(2)

				Floor/Ceiling
Two-way collars	Hedge type	Term	bbls/d	US$/bbl	Fair value
WTI	Cash flow	2007 Jul-Dec	10,000	70.00/90.54	6

				Floor/Ceiling
Two-way collars	Hedge type	Term	mcf/d	C$/mcf	Fair value
AECO index	Cash flow	2007 Jul-Dec	59,633	8.18/12.20	14
AECO index	Cash flow	2007 Jul-Oct	68,807	8.91/9.97	14

Fixed price swaps	Hedge type	Term	mcf/d	C$/mcf	Fair value
AECO index	Cash flow	2007 Jul-Oct	32,110	7.64	3

Commodity Contracts not designated as Hedges

	Financial instrument			Floor/Ceiling
Two-way collars	Classification	Term	mcf/d	C$/mcf	Fair value
AECO index	Held-for-trading	2007 Jul-Oct	27,523	7.63/8.68	3

Fixed price swaps	Hedge type	Term	mcf/d	C$/mcf	Fair value
AECO index	Held-for-trading	2007 Jul-Oct	36,697	8.32	7
ICE index	Held-for-trading	2008 Jul - Sep	25,156	7.10	-
ICE index	Held-for-trading	2008 Oct- Mar 09	24,188	9.86	(2)
ICE index	Held-for-trading	2009 Apr - Sep	24,188	7.50	(1)
ICE index	Held-for-trading	2009 Oct -Mar 10	21,286	9.52	(3)
ICE index	Held-for-trading	2010 Apr - Sep	21,286	7.82	(1)
ICE index	Held-for-trading	2010 Oct - Mar 11	18,383	9.20	(4)
ICE index	Held-for-trading	2011 Apr - Jun	17,416	8.39	-

Physical commodity contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities.  These contracts are in the regular course of business and are not intended to be settled for net cash payment.  As such, these contracts are not recognized on the financial statements and future revenues are recognized as earned over the term of the contract.

Interest Rate and Foreign Exchange Derivative Contracts

The Company has fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015. The Company also has cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes into US$304 million at an interest rate of 5.05%. The ineffectiveness recorded in net income was $nil in the quarter.

Foreign Exchange Risk and Net Investment Hedges

The Company’s operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively. Currently, the Company’s foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.  The Eurobond debt denominated in UK£ and the Company’s C$ debt are designated as hedges of the Company’s net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are recorded in other comprehensive income net of tax.

Other Held-for-Trading Financial Instruments

On January 2, 2007, the Company acquired 8.2 million units of Canadian Oil Sands Trust on the disposition of its indirect interest in Syncrude. These trust units have been classified as held-for-trading securities and as such are re-measured at fair value each reporting period. The movement in fair value of these units to June 30, 2007 resulted in a gain of $26 million and is included in the gain on held-for-trading financial instruments in the period.  Subsequent to June 30, 2007 these units in the Canadian Oil Sands Trusts were sold for approximately $262 million, crystallizing a gain of $19 million, net of tax.

10. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Current service cost	3	3	6	5
Interest cost	2	2	5	5
Expected return on assets	(6)	(3)	(12)	(6)
Actuarial loss	8	-	16	1
Defined contribution expense	3	3	6	5
	10	5	21	10

For the six months ended June 30, 2006 and 2007, there were no contributions to the defined benefit pension plans.

11.           Selected Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Items not involving cash
Depreciation, depletion and amortization	565	472	1,159	968
Dry hole	113	19	213	83
Net gain on asset disposals	-	6	-	4
Stock-based (recovery) compensation (note 6)	(39)	(86)	(46)	(108)
Future taxes and deferred petroleum revenue tax	160	(49)	141	367
Unrealized gains on risk management	(63)	-	(26)	-
Other	1	17	9	19
	737	379	1,450	1,333

Interest paid	38	44	82	74
Income taxes paid	264	307	429	549

12. Accumulated Other Comprehensive Income

The balance in accumulated other comprehensive income consists of the following:
	June 30, 2007	December 31, 2006
Unrealized foreign currency translation gains on self-sustaining foreign operations, net of hedges	1,834	1,327
Net unrealized gains on derivatives designated as cash flow hedges [1]	23	-
	1,857	1,327
1.	Net of tax of $1 million

Of the total balance of net unrealized gains and losses on derivatives, the Company expects to reclassify all but $1 million of net losses to net income within the next 12 months.

13.  Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

14. Segmented Information

	North America (1)				United Kingdom (2)				Scandinavia (3)
	Three months		Six months		Three months		Six months		Three months		Six months
	ended		ended		ended		ended		ended		ended
	June 30		June 30		June 30		June 30		June 30		June 30
(millions of C$)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenue
Gross sales	759	710	1,549	1,520	666	613	1,312	1,384	198	209	415	485
Hedging (gain) loss	(19)	(23)	(53)	(35)	(2)	8	(14)	10	-	-	-	-
Royalties	136	131	285	293	(1)	2	(1)	4	1	1	2	2
Net sales	642	602	1,317	1,262	669	603	1,327	1,370	197	208	413	483
Other	26	17	53	36	8	7	14	13	5	3	6	6
Total revenue	668	619	1,370	1,298	677	610	1,341	1,383	202	211	419	489
Segmented expenses
Operating	123	120	250	226	213	180	472	358	64	72	140	141
Transportation	14	16	32	38	16	12	32	27	9	4	18	12
DD&A	262	232	525	452	149	113	305	236	76	60	172	132
Dry hole	57	11	97	29	5	-	46	6	49	-	49	7
Exploration	34	42	66	67	4	6	10	10	7	5	13	9
Other	(18)	2	(46)	(2)	-	10	8	20	-	1	-	1
Total segmented expenses	472	423	924	810	387	321	873	657	205	142	392	302
Segmented income before taxes	196	196	446	488	290	289	468	726	(3)	69	27	187
Non-segmented expenses
General and administrative
Interest
Stock-based compensation
Currency translation
Loss on held-for-trading financial instruments
Total non-segmented expenses
Income from continuing
operations before taxes
Capital expenditures
Exploration	124	331	393	637	43	57	86	68	28	34	76	65
Development	108	234	397	520	309	249	635	489	89	32	166	54
Midstream	26	58	87	102	-	-	-	-	-	-	-	-
Exploration and development	258	623	877	1,259	352	306	721	557	117	66	242	119
Property acquisitions
Midstream acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (6)
Property, plant and equipment			7,801	7,656			6,104	6,131			1,500	1,558
Goodwill			249	248			420	450			671	697
Other			970	673			492	479			125	139
Discontinued operations			80	514			264	272			-	-
Segmented assets			9,100	9,091			7,280	7,332			2,296	2,394
Non-segmented assets
Total assets (7)

(1) North America					(3) Scandinavia
Canada	604	619	1,244	1,233	Norway	188	211	384	465
US	64	-	126	65	Denmark	14	-	35	24
Total revenue	668	619	1,370	1,298	Total revenue	202	211	419	489
Canada			7,380	7,210	Norway			1,312	1,321
US			421	446	Denmark			188	237
Property, plant and equipment (7)			7,801	7,656	Property, plant and equipment (7)			1,500	1,558

(2) United Kingdom
United Kingdom	660	610	1,303	1,363
Netherlands	17	-	38	20
Total revenue	677	610	1,341	1,383
United Kingdom			6,053	6,081
Netherlands			51	50
Property, plant and equipment (7)			6,104	6,131

(6) Excluding corporate acquisitions.
(7) Current year represents balances as at June 30, prior year represents balances as at December 31.
(8) Prior year figures have been restated to conform to the method of presentation adopted in 2006. See note 1 to the Interim Consolidated Financial Statements.

Southeast Asia (4)				Other (5)				Total
Three months		Six months		Three months		Six months		Three months		Six months
ended		ended		ended		ended		ended		ended
June 30		June 30		June 30		June 30		June 30		June 30
2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

508	588	974	1,118	159	110	226	284	2,290	2,230	4,476	4,791
-	-	-	-	-	-	-	-	(21)	(15)	(67)	(25)
196	260	370	455	53	32	74	82	385	426	730	836
312	328	604	663	106	78	152	202	1,926	1,819	3,813	3,980
1	-	1	-	1	-	-	-	41	27	74	55
313	328	605	663	107	78	152	202	1,967	1,846	3,887	4,035

42	41	78	74	9	7	13	15	451	420	953	814
12	11	23	22	2	2	4	4	53	45	109	103
61	54	130	112	17	13	27	36	565	472	1,159	968
-	-	10	-	2	8	11	41	113	19	213	83
6	3	9	8	8	(3)	31	23	59	53	129	117
1	(1)	(1)	2	-	-	11	10	(17)	12	(28)	31
122	108	249	218	38	27	97	129	1,224	1,021	2,535	2,116
191	220	356	445	69	51	55	73	743	825	1,352	1,919

								53	55	113	115
								50	43	97	87
								43	(46)	85	-
								10	36	6	41
								(63)	-	(26)	-
								93	88	275	243

								650	737	1,077	1,676

38	5	96	21	29	(20)	71	54	262	407	722	845
99	55	152	99	18	16	38	42	623	586	1,388	1,204
-	-	-	-	-	-	-	-	26	58	87	102
137	60	248	120	47	(4)	109	96	911	1,051	2,197	2,151
								-	-	4	1
								(16)	-	(16)	(2)
								3	11	14	19
								898	1,062	2,199	2,169
		1,525	1,561			478	484			17,408	17,390
		112	123			4	4			1,456	1,522
		353	351			98	71			2,038	`1,713
		-	-			-	-			344	786
		1,990	2,035			580	559			21,246	21,411
										46	50
										21,292	21,461

(4) Southeast Asia
Indonesia	144	328	261	458
Malaysia	127	-	237	166
Vietnam	3	-	10	9
Australia	39	-	97	30
Total revenue	313	328	605	663
Indonesia			389	417
Malaysia			870	879
Vietnam			94	54
Australia			172	211
Property, plant and equipment (7)			1,525	1,561

(5) Other
Trinidad & Tobago	40	78	60	134
Algeria	60	-	84	63
Tunisia	7	-	8	5
Total revenue	107	78	152	202
Trinidad & Tobago			253	246
Algeria			187	199
Tunisia			14	15
Other			24	24
Property, plant and equipment (7)			478	484

Talisman Energy Inc.
Consolidated Financial Ratios
June 30, 2007
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended June 30, 2007.

Interest coverage (times)
Income (1)	12.63
Income from continuing operations (2)	7.87

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.